                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              -----------------

                                  FORM 11-K
                                ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                              -----------------

(Mark One):

__X__ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934.
For the fiscal year ended December 31, 1996.

                                      OR

____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934.
For the transition period from __________________ to _________________

Commission file number: 0-1502

        A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

                        AMERICAN GREETINGS RETIREMENT
                       PROFIT SHARING AND SAVINGS PLAN


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        AMERICAN GREETINGS CORPORATION
                              ONE AMERICAN ROAD
                            CLEVELAND, OHIO 44144

                              -----------------

                             REQUIRED INFORMATION

        The following financial statements are being furnished for the American Greetings Retirement Profit Sharing and Savings Plan (the "Plan"):

        1. Audited statements of net assets available for benefits as of December 31, 1996 and 1995.

        2. Audited statements of shares in net assets available for benefits for the years ended December 31, 1996 and 1995.

                        EXHIBITS
Exhibit No.

23                Consent of Independent Auditors


                                  SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        AMERICAN GREETINGS RETIREMENT
                                        PROFIT SHARING AND SAVINGS PLAN


June 27, 1997                           By: /s/ Harvey Levin
                                           ------------------------------
                                           Name:  Harvey Levin
                                           Title: Senior Vice-President

                                EXHIBIT INDEX


Exhibit No.

   23                   Consent of Independent Auditors

                                   Audited Financial Statements and
                                   Supplemental Schedules

                                   AMERICAN GREETINGS RETIREMENT
                                   PROFIT SHARING AND SAVINGS PLAN

                                   Years ended December 31, 1996 and 1995
                                   with Report of Independent Auditors

                          American Greetings Retirement
                         Profit Sharing and Savings Plan

                          Audited Financial Statements
                           and Supplemental Schedules

                     Years Ended December 31, 1996 and 1995

                                    CONTENTS

Report of Independent Auditors ....................................................    1

Audited Financial Statements

Statements of Net Assets Available for Benefits With Fund Information..............    2
Statements of Changes in Net Assets Available for Benefits
    With Fund Information..........................................................    4
Notes to Financial Statements .....................................................    6


Supplemental Schedules

Form 5500, Item 27a - Schedule of Assets Held for Investment Purposes..............   13
Form 5500, Item 27d - Schedule of Reportable Transactions .........................   14

                         Report of Independent Auditors

Administrative Committee of the American Greetings
 Retirement Profit Sharing and Savings Plan
American Greetings Corporation
Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of American Greetings Retirement Profit Sharing and Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                              ERNST & YOUNG LLP

June 20, 1997
Cleveland, Ohio

          American Greetings Retirement Profit Sharing and Savings Plan

      Statement of Net Assets Available for Benefits With Fund Information

                                December 31, 1996

                              GROWTH AND
                                INCOME     GROWTH AND                   BALANCED      BALANCED                   BOND INDEX
                                STOCK     INCOME STOCK                FUND (STOCKS  FUND (STOCKS     MONEY       INVESTMENT
                             FUND - INDEX    FUND -     GROWTH STOCK  AND BONDS) -   AND BONDS)-     MARKET       CONTRACT
                                TRUST      WINDSOR II       FUND       WELLINGTON     WELLESLEY       FUND          FUND
                            -------------------------------------------------------------------------------------------------
ASSETS
Investments:
   Interest in registered
     investment companies, at
     fair value:
      Vanguard Index
       Trust-500 Portfolio     $94,080,769
      Vanguard / PRIMECAP
       Fund                                              $ 99,286,904
      Vanguard /
       Wellington Fund                                                 $ 38,026,710
      Vanguard Money
       Market
       Reserves--Prime
       Portfolio                                                                                  $42,696,070
      Bond Index / IC Fund                                                                                     $162,992,325
      Vanguard / Windsor II                $ 12,513,997
      Vanguard / Wellesley
       Income Fund                                                                  $ 2,382,901
      Vanguard
       International
       Growth Fund
      Common Stock of
       American Greetings
       Corporation
   Deposits with insurance
    companies                                                                                                     2,085,286
   Participant notes
    receivable
                             ------------------------------------------------------------------------------------------------
Total investments               94,080,769   12,513,997    99,286,904    38,026,710   2,382,901    42,696,070   165,077,611
Receivables:
   Employer's contribution       4,951,704      912,619     5,507,077     1,784,152     115,331     2,359,458     7,588,594
   Participants'                   148,859       20,628       173,713        53,257       3,166        38,498       175,460
    contributions
   Other                             4,860          577         5,783         1,232          97         2,388         5,696
                             ------------------------------------------------------------------------------------------------
Total receivables                5,105,423      933,824     5,686,573     1,838,641     118,594     2,400,344     7,769,750
                             ------------------------------------------------------------------------------------------------
Total assets                    99,186,192   13,447,821   104,973,477    39,865,351   2,501,495    45,096,414   172,847,361

LIABILITIES
Accrued liabilities--net
                             ------------------------------------------------------------------------------------------------

  Net assets available for
  benefits                     $99,186,192  $13,447,821  $104,973,477  $ 39,865,351  $2,501,495   $45,096,414  $172,847,361
                             ================================================================================================

                                 INTERNATIONAL  COMPANY     PARTICIPANT
                                 STOCK FUND    STOCK FUND   LOAN FUND      TOTAL
                                ----------------------------------------------------
ASSETS
Investments:
   Interest in registered
     investment companies, at
     fair value:
      Vanguard Index
       Trust-500 Portfolio                                              $ 94,080,769
      Vanguard / PRIMECAP
       Fund                                                               99,286,904
      Vanguard /
       Wellington Fund                                                    38,026,710
      Vanguard Money
       Market
       Reserves--Prime
       Portfolio                             $    111,973                 42,808,043
      Bond Index / IC Fund                                               162,992,325
      Vanguard / Windsor II                                               12,513,997
      Vanguard / Wellesley
       Income Fund                                                         2,382,901
      Vanguard
       International
       Growth Fund              $5,712,024                                 5,712,024
      Common Stock of
       American Greetings
       Corporation                             31,785,930                 31,785,930
   Deposits with insurance
    companies                                                              2,085,286
   Participant notes
    receivable                                             $ 906,394         906,394
                                -----------------------------------------------------
Total investments                5,712,024     31,897,903    906,394     492,581,283
Receivables:
   Employer's contribution         364,430      2,103,853                 25,687,218
   Participants'
    contributions                   12,329         77,444                    703,354
   Other                               579          2,777                     23,989
                                -----------------------------------------------------
Total receivables                  377,338      2,184,074                 26,414,561
                                -----------------------------------------------------
Total assets                     6,089,362     34,081,977    906,394     518,995,844

LIABILITIES
Accrued liabilities--net                           41,458                     41,458
                                -----------------------------------------------------

  Net assets available for
  benefits                      $6,089,362   $ 34,040,519  $ 906,394    $518,954,386
                                =====================================================

See notes to financial statements.

          American Greetings Retirement Profit Sharing and Savings Plan

      Statement of Net Assets Available for Benefits With Fund Information

                                December 31, 1995

                             GROWTH AND    GROWTH AND                   BALANCED      BALANCED
                            INCOME STOCK  INCOME STOCK                FUND (STOCKS  FUND (STOCKS     MONEY       BOND INDEX
                            FUND - INDEX     FUND -     GROWTH STOCK  AND BONDS) -  AND BONDS)-      MARKET      INVESTMENT
                               TRUST       WINDSOR II       FUND       WELLINGTON    WELLESLEY        FUND      CONTRACT FUND
                            --------------------------------------------------------------------------------------------------
ASSETS
Investments:
   Interest in registered
    investment companies, at
    fair value:
     Vanguard Index
      Trust-500 Portfolio    $ 68,137,655
     Vanguard / PRIMECAP
      Fund                                               $ 84,509,585
     Vanguard /
      Wellington Fund                                                 $ 29,224,713
     Vanguard Money
      Market
      Reserves--Prime
      Portfolio                                                                                    $ 31,201,217
     Bond Index / IC Fund                                                                                       $153,014,922
     Vanguard
      International
      Growth Fund
     Common Stock of
      American Greetings
      Corporation
   Deposits with
    insurance companies                                                                                           35,916,718
   Participant notes
     receivable
                            --------------------------------------------------------------------------------------------------
Total investments              68,137,655                  84,509,585   29,224,713                   31,201,217  188,931,640

Receivables:
   Employer's contribution      3,348,131    $  204,247     4,091,891    1,283,325  $     86,764      1,359,193    6,996,723
   Participants'
     contributions                189,865         2,909       254,048       70,247           930         49,361      291,092
   Other net receivables
   Other                            3,144           101         4,371        1,210           101          1,023        5,924
                            --------------------------------------------------------------------------------------------------
Total receivables               3,541,140       207,257     4,350,310    1,354,782        87,795      1,409,577    7,293,739
                            --------------------------------------------------------------------------------------------------
Total assets                   71,678,795       207,257    88,859,895   30,579,495        87,795     32,610,794  196,225,379
                            --------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR
  BENEFITS                  $  71,678,795    $  207,257  $ 88,859,895 $ 30,579,495  $     87,795   $ 32,610,794 $196,225,379
                            ==================================================================================================



                                  INTERNATIONAL  COMPANY     PARTICIPANT
                                  STOCK FUND    STOCK FUND    LOAN FUND      TOTAL
                                 ------------------------------------------------------
ASSETS
Investments:
   Interest in registered
    investment companies, at
    fair value:
     Vanguard Index
      Trust-500 Portfolio                                                 $ 68,137,655
     Vanguard / PRIMECAP
      Fund                                                                  84,509,585
     Vanguard /
      Wellington Fund                                                       29,224,713
     Vanguard Money
      Market
      Reserves--Prime
      Portfolio                                $    116,702                 31,317,919
     Bond Index / IC Fund                                                  153,014,922
     Vanguard
      International
      Growth Fund                 $    15,298                                   15,298
     Common Stock of
      American Greetings
      Corporation                                34,464,619                 34,464,619
   Deposits with
    insurance companies                                                     35,916,718
   Participant notes
     receivable                                              $  640,082        640,082
                                 ------------------------------------------------------
Total investments                      15,298    34,581,321     640,082    437,241,511

Receivables:
   Employer's contribution            188,812     2,038,024                 19,597,110
   Participants'
     contributions                      3,324       134,621                    996,397
   Other net receivables                             40,568                     40,568
   Other                                              2,345                     18,219
                                 ------------------------------------------------------
Total receivables                     192,136     2,215,558                 20,652,294
                                 ------------------------------------------------------
Total assets                          207,434    36,796,879     640,082    457,893,805
                                 ------------------------------------------------------

NET ASSETS AVAILABLE FOR
  BENEFITS                        $   207,434  $ 36,796,879  $  640,082   $457,893,805
                                 ======================================================


See notes to financial statements.

          American Greetings Retirement Profit Sharing and Savings Plan

 Statement of Changes in Net Assets Available for Benefits With Fund Information

                      For the Year Ended December 31, 1996

                                 GROWTH AND    GROWTH AND                   BALANCED      BALANCED
                                INCOME STOCK  INCOME STOCK                FUND (STOCKS  FUND (STOCKS     MONEY       BOND INDEX
                                FUND - INDEX     FUND -     GROWTH STOCK  AND BONDS) -  AND BONDS)-      MARKET      INVESTMENT
                                   TRUST       WINDSOR II       FUND       WELLINGTON    WELLESLEY        FUND      CONTRACT FUND
                                ---------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
Net appreciation
   (depreciation) in fair
   value of investments         $ 15,045,831  $    909,756  $ 12,500,466  $  2,281,322  $     8,233                  $ (4,715,088)
Interest and dividend
   income                          2,016,535       846,276     2,984,590     2,963,921      214,290   $  1,667,739     11,541,142
Dividends from American
   Greetings Corporation
   common stock
Contributions:
     Participants                  2,935,535       352,481     3,651,244     1,187,274       87,150        791,455      3,560,577
     Rollover                         91,156        25,863        76,972        63,049       11,892         17,623         16,530
     Employer                      4,963,804       912,619     5,521,871     1,785,305      115,331      2,359,642      7,593,657
                                -------------------------------------------------------------------------------------------------
Total additions                   25,052,861     3,046,995    24,735,143     8,280,871      436,896      4,836,459     17,996,818

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
Benefits paid to
  participants                     4,162,750       261,857     4,335,825     1,190,790       75,572      3,033,057     14,987,091
Administrative expenses               11,462           724        12,913         3,731          180          7,390         31,218
                                -------------------------------------------------------------------------------------------------
Total deductions                   4,174,212       262,581     4,348,738     1,194,521       75,752      3,040,447     15,018,309
                                -------------------------------------------------------------------------------------------------
Net increase prior to
   interfund transfers            20,878,649     2,784,414    20,386,405     7,086,350      361,144      1,796,012      2,978,509
Interfund transfers--net           6,628,748    10,456,150    (4,272,823)    2,199,506    2,052,556     10,689,608    (26,356,527)
                                -------------------------------------------------------------------------------------------------
Net increase (decrease)           27,507,397    13,240,564    16,113,582     9,285,856    2,413,700     12,485,620    (23,378,018)
Net assets available for
  benefits at beginning of year   71,678,795       207,257    88,859,895    30,579,495       87,795     32,610,794    196,225,379
                                -------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR      $ 99,186,192  $ 13,447,821  $104,973,477  $ 39,865,351  $ 2,501,495   $ 45,096,414   $172,847,361
                                =================================================================================================


                                 INTERNATIONAL   COMPANY     PARTICIPANT
                                   STOCK FUND   STOCK FUND    LOAN FUND      TOTAL
                                -----------------------------------------------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
Net appreciation
   (depreciation) in fair
   value of investments         $    315,267  $    853,481               $27,199,268
Interest and dividend
   income                            243,968         8,724  $   63,639    22,550,824
Dividends from American
   Greetings Corporation
   common stock                                    731,026                   731,026
Contributions:
     Participants                    266,566     1,500,313                14,332,595
     Rollover                         43,876        20,234                   367,195
     Employer                        365,217     2,113,548                25,730,994
                                ----------------------------------------------------
Total additions                    1,234,894     5,227,326      63,639    90,911,902

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
Benefits paid to
  participants                       116,366     1,556,988      55,638    29,775,934
Administrative expenses                  506         7,263                    75,387
                                ----------------------------------------------------
Total deductions                     116,872     1,564,251      55,638    29,851,321
                                ----------------------------------------------------
Net increase prior to
   interfund transfers             1,118,022     3,663,075       8,001    61,060,581
Interfund transfers--net           4,763,906    (6,419,435)    258,311
                                ----------------------------------------------------
Net increase (decrease)            5,881,928    (2,756,360)    266,312    61,060,581
Net assets available for
  benefits at beginning of year      207,434    36,796,879     640,082   457,893,805
                                ----------------------------------------------------

NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR      $  6,089,362  $ 34,040,519  $  906,394  $518,954,386
                                ====================================================





See notes to financial statements.

          American Greetings Retirement Profit Sharing and Savings Plan

 Statement of Changes in Net Assets Available for Benefits With Fund Information

                      For the Year Ended December 31, 1995

                             GROWTH AND    GROWTH AND                   BALANCED      BALANCED
                            INCOME STOCK  INCOME STOCK                FUND (STOCKS  FUND (STOCKS     MONEY       BOND INDEX
                            FUND - INDEX     FUND -     GROWTH STOCK  AND BONDS) -  AND BONDS)-      MARKET      INVESTMENT
                               TRUST       WINDSOR II       FUND       WELLINGTON    WELLESLEY        FUND      CONTRACT FUND
                            ---------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
Net appreciation in fair
   value of investments     $  15,393,719                $ 16,946,748  $  4,601,252                              $ 14,112,807
Interest and dividend
   income                       1,493,484                   2,489,874     1,311,039               $   1,722,083    13,551,264
Dividends from American
   Greetings Corporation
   common stock
Other receipts                      4,663                      67,300        62,289                         487      (117,819)
Contributions:
   Participants                 2,598,543       $ 2,909     3,442,535       921,941    $    930         925,894     4,593,422
   Rollover                       123,367                     152,426        97,641                      97,275        56,947
   Employer                     3,348,869       204,247     4,093,099     1,284,211      86,764       1,360,701     6,999,081
                            ---------------------------------------------------------------------------------------------------
Total additions                22,962,645       207,156    27,191,982     8,278,373      87,694       4,106,440    39,195,702

DEDUCTIONS FROM NET
   ASSETS ATTRIBUTED TO:
Benefits paid to
  participants                  2,105,177                   2,722,106       640,521                   3,401,396    18,030,741
Administrative expenses            10,633                      13,005         2,896                       5,636        42,355
                            ---------------------------------------------------------------------------------------------------
Total deductions                2,115,810                   2,735,111       643,417                   3,407,032    18,073,096
                            ---------------------------------------------------------------------------------------------------
Net increase (decrease)
   prior to interfund          20,846,835       207,156    24,456,871     7,634,956      87,694         699,408    21,122,606
   transfers
Interfund transfers--net        7,179,479           101    13,317,706     7,907,716         101       5,001,490   (19,340,817)
                            ---------------------------------------------------------------------------------------------------
Net increase (decrease)        28,026,314       207,257    37,774,577    15,542,672      87,795       5,700,898     1,781,789
Net assets available for
   benefits at beginning
   of year                     43,652,481                  51,085,318    15,036,823                  26,909,896   194,443,590
                            ---------------------------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR  $  71,678,795    $  207,257  $ 88,859,895  $ 30,579,495    $ 87,795   $ 32,610,794   $196,225,379
                            ===================================================================================================


                                 INTERNATIONAL  COMPANY     PARTICIPANT
                                  STOCK FUND    STOCK FUND    LOAN FUND      TOTAL
                                -----------------------------------------------------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
Net appreciation in fair
   value of investments                       $  1,580,087               $ 52,634,613
Interest and dividend
   income                         $        2         8,527    $  34,033    20,610,306
Dividends from American
   Greetings Corporation
   common stock                                    817,365                    817,365
Other receipts                                       3,770                     20,690
Contributions:
   Participants                        3,324     2,304,953                 14,794,451
   Rollover                                         63,392                    591,048
   Employer                          188,812     2,038,781                 19,604,565
                                -----------------------------------------------------
Total additions                      192,138     6,816,875       34,033   109,073,038

DEDUCTIONS FROM NET
   ASSETS ATTRIBUTED TO:
Benefits paid to
   participants                                  2,104,996       38,180    29,043,117
Administrative expenses                             11,434                     85,959
                                -----------------------------------------------------
Total deductions                                 2,116,430       38,180    29,129,076
                                -----------------------------------------------------
Net increase (decrease)
   prior to interfund
   transfers                         192,138     4,700,445       (4,147)   79,943,962
Interfund transfers--net              15,296   (14,496,065)     414,993
                                -----------------------------------------------------
Net increase (decrease)              207,434    (9,795,620)     410,846    79,943,962
Net assets available for
   benefits at beginning
   of year                                      46,592,499      229,236   377,949,843
                                -----------------------------------------------------

NET ASSETS AVAILABLE FOR
   BENEFITS AT END OF YEAR        $  207,434  $ 36,796,879    $ 640,082  $457,893,805
                                =====================================================




See notes to financial statements.

          American Greetings Retirement Profit Sharing and Savings Plan

                          Notes to Financial Statements

                     Years Ended December 31, 1996 and 1995


A.  DESCRIPTION OF THE PLAN

The following description of the American Greetings Retirement Profit Sharing and Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement, copies of which are available from the Administrative Committee, for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all full-time employees of American Greetings Corporation (the "Corporation") and domestic subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

The Corporation contributes 8% of its consolidated domestic pretax profits, excluding dividends and gains and losses from capital assets and foreign currency transactions, to the Plan. Additional amounts may be contributed at the option of the Corporation's Board of Directors. No additional contributions were made in either the 1996 or 1995 plan years.

Additionally, participants may contribute 2% to 15% of pretax annual compensation (401(k) contributions), as defined in the Plan. The Corporation may restrict individual contributions below 15% in order to meet certain governmental limitations. The Corporation contributes 25% of the first 6% of annual compensation that a participant contributes to the Plan, provided that the Corporation achieves certain financial goals. Such contributions are invested in accordance with the participants' investment elections.

          American Greetings Retirement Profit Sharing and Savings Plan

A.  DESCRIPTION OF THE PLAN--CONTINUED

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's 401(k) contributions and allocations of the Corporation's profit sharing contribution and 401(k) match, and Plan earnings; allocations are based on participant compensation, participant elections, and account balances, respectively. Individuals who have retired or terminated employment with the Corporation do not participate in the Corporation's contribution to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are immediately vested in both their and the Corporation's contributions.

INVESTMENT OPTIONS

Participants direct the investment of their accounts, together with their share of the Corporation's annual contribution, in increments of 10% to any of the investment options offered under the Plan.

The Company maintains the following investment options under its Plan:

     GROWTH AND INCOME STOCK FUNDS--

         Vanguard Index Trust-500 Portfolio - The assets of this fund are invested primarily in common stocks to reflect the compositions of Standard & Poor's 500 Composite Stock Price Index (Index). The fund holds virtually all of the Standard & Poor's 500 stocks in the Index in proportion to their relative weight in the index.

         Vanguard/Windsor II - The assets of this fund are invested primarily in a diversified portfolio of common stocks of large, established companies.

     GROWTH STOCK FUND--The assets of this fund are invested primarily in common stocks of less than 100 large, established companies (Vanguard/PRIMECAP).

          American Greetings Retirement Profit Sharing and Savings Plan

A.  DESCRIPTION OF THE PLAN--CONTINUED

     BALANCED FUNDS (STOCKS AND BONDS)--

         Vanguard/Wellington Fund - The assets of this fund are invested primarily in a diversified portfolio of equity securities and fixed income securities.

         Vanguard/Wellesley Income Fund - The assets of this fund are invested primarily in a broadly diversified portfolio of U.S. Government Securities, high-quality corporate bonds and common stocks of large companies.

     MONEY MARKET FUND--The assets of this fund are invested in high-quality money market instruments that mature in one year or less. These include negotiable certificates of deposit, bankers' acceptances, commercial paper, and other short-term corporate obligations (Vanguard Money Market Reserves-Prime Portfolio).

     BOND INDEX - INVESTMENT CONTRACT FUND--The assets of this fund are invested primarily in shares of the Vanguard Bond Index Fund - Total Bond Market Portfolio. The Vanguard Bond Index Fund invests in bonds from a variety of industries attempting to match the unmanaged Lehman Brothers Aggregate Bond Index. In addition, the fund's investments include investment contracts of $2,085,286 at December 31, 1996. As these investment contracts mature, the proceeds will be invested in the Vanguard Bond Index Fund - Total Bond Market Portfolio.

     INTERNATIONAL STOCK FUND--The assets of this fund are invested in the common stocks of about 200 companies located in up to 30 countries around the world (Vanguard International Growth Portfolio).

     COMPANY STOCK FUND--The assets of this fund are invested in the common stock of American Greetings (American Greetings Company Stock Fund).

          American Greetings Retirement Profit Sharing and Savings Plan

A.  DESCRIPTION OF THE PLAN--CONTINUED

PARTICIPANT NOTES RECEIVABLE

The Plan permits participants to borrow, against their elected deferred contributions or rollover contributions, a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from six to sixty months. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent at the time of the loan origination. Principal and interest are paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

At the time of a participant's retirement or termination of service, the participant may elect to purchase an annuity contract, to receive a lump sum payment or to be paid in installments.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the assets of the Plan will be distributed to the participants on the basis of individual account balances at the date of termination.

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are presented on the accrual basis of accounting. All the funds of the Plan are accounted for by Vanguard Fiduciary Trust Company (the Trustee).

          American Greetings Retirement Profit Sharing and Savings Plan

B.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--CONTINUED

INVESTMENT VALUATION

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The common stock of the Corporation is valued at the last reported sales price on the last business day of the plan year. The participant notes receivable are valued at cost which approximates fair value.

The value of deposits with insurance companies represents contributions made to deposit contracts plus interest at the contract rate, less funds transferred to the Trustee to pay retirement benefits and the insurance companies' administrative expenses. The cost of the deposits approximate their fair value.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C.  INVESTMENTS

The fair value of individual investments that represented 5% or more of the fair value of Plan net assets are as follows:

                                                              1996                 1995
                                                      -------------------------------------------

Vanguard Index Trust-500 Portfolio                    $        94,080,769  $        68,137,655
Vanguard / PRIMECAP Fund                                       99,286,904           84,509,585
Vanguard / Wellington Fund                                     38,026,710           29,224,713
Vanguard Money Market Reserves Prime Portfolio                 42,808,043           31,317,919
Bond Index/IC Fund                                            162,992,325          153,014,922
Common Stock of American Greetings Corporation                 31,785,930           34,464,619

          American Greetings Retirement Profit Sharing and Savings Plan

C.  INVESTMENTS--CONTINUED

During the years ended December 31, 1996 and 1995 the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

                                                                     DECEMBER 31
                                                             1996                  1995
                                                      -------------------------------------------
Investments at fair value as determined by
   quoted market price:
     Vanguard Index Trust -500 Portfolio                 $    15,045,831       $    15,393,719
     Vanguard PRIMECAP Fund                                   12,500,466            16,946,748
     Vanguard / Wellington Fund                                2,281,322             4,601,252
     Bond Index / IC Fund                                     (4,715,088)           14,112,807
     Vanguard / Windsor II                                       909,756
     Vanguard / Wellesley Income Fund                              8,233
     Vanguard International Growth Portfolio                     315,267
     Common Stock of American Greetings Corporation              853,481             1,580,087
                                                      --------------------- ---------------------

                                                         $    27,199,268       $    52,634,613
                                                      ===========================================

D.  INCOME TAX STATUS

The Internal Revenue Service has issued a favorable determination letter indicating the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, is not subject to tax under present income tax laws. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that might adversely affect the Plan's qualified status.

          American Greetings Retirement Profit Sharing and Savings Plan

E. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan held 79,859 Class A shares and 1,040,350 Class B shares of American Greetings Corporation common stock at December 31, 1996 (107,238 and 1,140,350 shares, respectively at December 31, 1995). Class B shares are not publicly traded.

Accounting and legal fees are paid by the Corporation. All other expenses of the Plan are paid by the Plan. Investment advisory fees for portfolio management of Vanguard Funds are paid directly from fund earnings.

F. NUMBER OF PARTICIPANTS (UNAUDITED)

The following are the number of participants contributing to the Plan's investment options:

                                                                                      DECEMBER 31,
                                                                                1996               1995
                                                                               ------             ------
         Growth and Income Stock Fund - Index Trust                             5,892              5,658
         Growth and Income Stock Fund - Windsor II                                825                  0
         Growth Stock Fund                                                      5,999              5,945
         Balanced Fund (Stocks and Bonds) - Wellington                          2,171              1,744
         Balanced Fund (Stocks and Bonds) - Wellesley                             182                  0
         Money Market Fund                                                      1,825              1,384
         Bond Index Investment Contract Fund                                    7,201              8,233
         International Stock Fund                                                 593                  3
         Company Stock Fund                                                     3,542              4,109

The total number of participants in the Plan is less than the sum of the above number of participants because many are participating in more than one investment option.

                         American Greetings Corporation
                    Employees' Retirement Profit Sharing Plan
                                 EIN: 34-0065325

      Form 5500, Item 27a--Schedule of Assets Held for Investment Purposes

                                December 31, 1996

                   COL. (b)                                     COL. (c)                    COL. (d)             COL. (e)
                                                  DESCRIPTION OF INVESTMENT INCLUDING
    IDENTITY OF ISSUE, BORROWER, LESSOR OR          MATURITY DATE, RATE OF INTEREST,
                 SIMILAR PARTY                           PAR OR MATURITY VALUE                COST            CURRENT VALUE
--------------------------------------------------------------------------------------------------------------------------------

 INTEREST IN REGISTERED INVESTMENT COMPANIES

 *Vanguard Index Trust - 500 Portfolio                         1,360,335 shares        $  66,790,430       $  94,080,769
 *Vanguard / PRIMECAP Fund                                     3,300,761 shares           72,987,675          99,286,904
 *Vanguard / Wellington Fund                                   1,454,176 shares           32,802,164          38,026,710
 *Vanguard Money Market Reserves Prime
   Portfolio                                                  42,808,043 shares           42,808,043          42,808,043
 *Bond Index / IC Fund                                        15,980,408 shares          158,663,628         162,992,325
 *Vanguard / Windsor II                                          525,136 shares           11,849,548          12,513,997
 *Vanguard / Wellesley Income Fund                               116,182 shares            2,369,997           2,382,901
 *Vanguard International Growth Portfolio                        347,024 shares            5,511,670           5,712,024
                                                                                      ----------------    --------------

 TOTAL INTEREST IN REGISTERED INVESTMENT
   COMPANIES                                                                           $ 393,783,155       $ 457,803,673
                                                                                      ================    =================

 EMPLOYER-RELATED INVESTMENTS

 *American Greetings Corp. Class A                                79,859 shares        $   2,227,802       $   2,265,999
 *American Greetings Corp. Class B                             1,040,350 shares           20,932,203          29,519,931
                                                                                      ----------------    -----------------

 TOTAL EMPLOYER-RELATED INVESTMENTS                                                    $  23,160,005       $  31,785,930
                                                                                      ================    =================

 INSURANCE CONTRACTS

 Mutual Benefit Life GA - 4207C                          5.10% Matures 12/31/99        $   1,368,023       $   1,368,023

 Mutual Benefit Life GA - 4207W                          9.25% Matures 12/31/99              717,263             717,263
                                                                                      ----------------    -----------------

 TOTAL INSURANCE CONTRACTS                                                             $   2,085,286       $   2,085,286
                                                                                      ================    =================


 *LOANS TO PARTICIPANTS                           8% to 10%, Matures 1-5 years         $     906,394        $    906,394
                                                                                      ================    =================

*  Indicates party-in-interest to the Plan.

          American Greetings Retirement Profit Sharing and Savings Plan


            Form 5500, Item 27d--Schedule of Reportable Transactions

                          Year Ended December 31, 1996

CATEGORY (iii)

Transactions in a plan year concerning a series of the same issue which when sales and purchases are aggregated involve an amount in excess of 5% of the fair value of plan assets on January 1, 1996.


                                                              PURCHASES                      SALES

                                                      -------------------------------------------------------------
                    DESCRIPTION                        NO.         AMOUNT            NO.         AMOUNT             GAIN
----------------------------------------------------------------------------------------------------------------------------------

Vanguard Index Trust - 500 Portfolio                     245      $  25,600,762       240       $  14,659,857       $  2,723,102

Vanguard / PRIMECAP Fund                                 241         23,903,216       245          21,554,878          3,653,696

Vanguard / Wellington Fund                               222         15,704,237       218           9,179,069            956,567

Vanguard Money Market Reserves Prime Portfolio           235         32,834,848       220          21,575,277

Bond Index / IC Fund                                     241         27,494,209       252          46,520,072            932,724


There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 1996.